August 14, 2006

VIA EDGAR

Mr. Christian Sandoe
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Underlying Funds Trust (the “Trust”)
Investment Company Act File No. 811-21895

Dear Mr. Sandoe:

This letter is in response to your comments provided to me on May 25, 2006 to the Trust’s Registration Statement, filed on Form N-1A on April 28, 2006.

For your convenience, the Staff’s comments have been restated in bold typeface immediately followed by the Trust’s responses.

Prospectus

1.  Staff Comment: In the “Investment Objective, Principal Investment Strategies, Policies and Principal Risks” section, each portfolio needs to have its own section. Each portfolio also needs disclosure with regard to their names.

Response: The Trust responds by revising the section to read as follows:

The Convertible Bond Arbitrage - 1 Portfolio

Investment Objective

The Convertible Bond Arbitrage - 1 Portfolio seeks to achieve current income and capital appreciation.

Principal Investment Strategies and Policies

To achieve its investment objective, the Portfolio, under normal market conditions, will invest at least 80% of its total assets in securities that allow the Portfolio to focus on opportunities to take advantage of perceived discrepancies in the market prices of certain convertible bonds and common stock. The Portfolio has no policy with respect to the capitalization of issuers in which it may invest and may invest in securities of all market capitalizations (small, mid and large capitalization companies). The securities held by the Portfolio may include common and preferred stock, nonconvertible and convertible debt, options and futures contracts, privately negotiated options, and shares of investment companies.

The principal strategies to be employed by the Portfolio include:

•  Relative Value/Arbitrage Strategies: The Portfolio may employ strategies that invest both long and short in related securities or other instruments in an effort to take advantage of perceived discrepancies in the market prices for such securities. This may include:

• Convertible Bond Arbitrage— hedged investing in the convertible bond securities of a company. A typical position would be long the convertible bond and short the common stock of the same company.

Principal Investment Risks

As with all mutual funds, investing in the Portfolio entails risks, to varying degrees, which could cause the Portfolio and you to lose money. The principal risks of investing in the Portfolio are as follows:

• Aggressive Investment Risks: The Portfolio may employ investment strategies that involve greater risks than the strategies used by typical mutual funds, including short sales (which involve the risk of an unlimited increase in the market of the security sold short, which could result in a theoretically unlimited loss), leverage and derivative transactions. Although the Portfolio uses hedged strategies, there is no assurance that hedged strategies will protect against losses or perform better than non-hedged strategies, and the Portfolio may use long only or short only strategies. The absolute return strategies employed by the Portfolio generally will emphasize hedged positions rather than non-hedged positions in securities and derivatives in an effort to protect against losses due to general movements in market prices; however, no assurance can be given that such hedging will be successful or that consistent absolute returns will be achieved.

• Arbitrage Trading Risks: The principal risk associated with the Portfolio’s arbitrage investment strategies is that the underlying relationships between securities in which the Portfolio takes investment positions may change in an adverse manner, in which case the Portfolio may realize losses.

• Short Sale/Put and Call Options Risks: The Portfolio may engage in various hedging practices, which by definition entail substantial risks. For example, merger arbitrage strategies generally involve purchasing the shares of an announced acquisition target company at a discount to their expected value upon completion of the acquisition. If an acquisition is called off or otherwise not completed, the Portfolio may realize losses on the shares of the target company it acquired and on its short position in the acquirer’s securities. Also, options transactions involve special risks that may make it difficult or impossible to unwind a position when the Portfolio desires.

• Derivative Securities Risks: The Portfolio may invest in derivative securities. These are financial instruments that derive their performance from the performance of an underlying asset, index, and interest rate or currency exchange rate. Derivatives can be volatile and involve various types and degrees of risks, depending upon the characteristics of a particular derivative. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in a derivative could have a large potential impact on the performance of the Portfolio. The Portfolio could experience a loss if derivatives do not perform as anticipated, or are not correlated with the performance of other investments which they are used to hedge or if the Portfolio is unable to liquidate a position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

• Smaller Capitalization Risks: The Portfolio may invest in securities without regard to market capitalization. Investments in securities of smaller companies may be subject to more abrupt or erratic market movements then larger, more established companies, because these securities typically are traded in lower volume and issuers are more typically subject to changes in earnings and future earnings prospects.

• Credit Risk: Debt obligations are generally subject to the risk that the issuer may be unable to make principal and interest payments when they are due. There is also the risk that the securities could lose value because of a loss of confidence in the ability of the borrower to pay back debt. Non-investment grade debt—also known as “high-yield bonds” and “junk bonds”—have a higher risk of default and tend to be less liquid than higher-rated securities.

• Interest Rate Risk: Fixed income securities are subject to the risk that the securities could lose value because of interest rate changes. For example, bonds tend to decrease in value if interest rates rise. Debt obligations with longer maturities sometimes offer higher yields, but are subject to greater price shifts as a result of interest rate changes than debt obligations with shorter maturities.

• Non-Diversification Risk: As a non-diversified investment company the Portfolio’s assets may be invested in fewer securities than a diversified investment company. This may make the value of the Portfolio’s shares more susceptible to certain risks than shares of a diversified investment company. As a non-diversified portfolio, the Portfolio has greater potential to realize losses upon the occurrence of adverse events affecting a particular issuer.

The Fixed Income Arbitrage - 1 Portfolio

Investment Objective

The Fixed Income Arbitrage - 1 Portfolio seeks to achieve current income with preservation of principal.

Principal Investment Strategies and Policies

To achieve its investment objective, the Portfolio, under normal market conditions, will invest at least 80% of its total assets in securities that allow the Portfolio to focus on opportunities to take advantage of perceived discrepancies in the market prices of certain fixed income and derivative securities. The Portfolio has no policy with respect to the capitalization of issuers in which it may invest and may invest in securities of all market capitalizations (small, mid and large capitalization companies). The securities held by the Portfolio may include common and preferred stock, nonconvertible and convertible debt, options and futures contracts, privately negotiated options, and shares of investment companies.

The principal strategies to be employed by the Portfolio include:

•  Fixed Income and High Yield Investment Strategies: The Portfolio may employ strategies designed to take advantage of deeply discounted debt securities of companies that appear to have significant upside potential. The Portfolio may invest in debt securities that fall below investment grade debt — commonly “junk bonds.” Additionally, the Portfolio may invest in mortgage-backed and other fixed income securities of higher credit quality, and derivative securities of traditional fixed income instruments.

•  Relative Value/Arbitrage Strategies: The Portfolio may employ strategies that invest both long and short in related securities or other instruments in an effort to take advantage of perceived discrepancies in the market prices for such securities. This may include:

• Fixed Income or Interest Rate Arbitrage — includes interest rate swap arbitrage, U.S. and non-U.S. government bond arbitrage.

Principal Investment Risks

As with all mutual funds, investing in the Portfolio entails risks, to varying degrees, which could cause the Portfolio and you to lose money. The principal risks of investing in the Portfolio are as follows:

• Aggressive Investment Risks: The Portfolio may employ investment strategies that involve greater risks than the strategies used by typical mutual funds, including short sales (which involve the risk of an unlimited increase in the market of the security sold short, which could result in a theoretically unlimited loss), leverage and derivative transactions. Although the Portfolio uses hedged strategies, there is no assurance that hedged strategies will protect against losses or perform better than non-hedged strategies, and the Portfolio may use long only or short only strategies. The absolute return strategies employed by the Portfolio generally will emphasize hedged positions rather than non-hedged positions in securities and derivatives in an effort to protect against losses due to general movements in market prices; however, no assurance can be given that such hedging will be successful or that consistent absolute returns will be achieved.

• Arbitrage Trading Risks: The principal risk associated with the Portfolio’s arbitrage investment strategies is that the underlying relationships between securities in which the Portfolio takes investment positions may change in an adverse manner, in which case the Portfolio may realize losses.

• Short Sale/Put and Call Options Risks: The Portfolio may engage in various hedging practices, which by definition entail substantial risks. For example, merger arbitrage strategies generally involve purchasing the shares of an announced acquisition target company at a discount to their expected value upon completion of the acquisition. If an acquisition is called off or otherwise not completed, the Portfolio may realize losses on the shares of the target company it acquired and on its short position in the acquirer’s securities. Also, options transactions involve special risks that may make it difficult or impossible to unwind a position when the Portfolio desires.

• Derivative Securities Risks: The Portfolio may invest in derivative securities. These are financial instruments that derive their performance from the performance of an underlying asset, index, and interest rate or currency exchange rate. Derivatives can be volatile and involve various types and degrees of risks, depending upon the characteristics of a particular derivative. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in a derivative could have a large potential impact on the performance of the Portfolio. The Portfolio could experience a loss if derivatives do not perform as anticipated, or are not correlated with the performance of other investments which they are used to hedge or if the Portfolio is unable to liquidate a position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

• Options and Futures Risks: The Portfolio may invest in options and futures contracts. The Portfolio also may invest in so-called “synthetic options” or other derivative instruments written by broker-dealers or other financial intermediaries. Options transactions may be effected on securities exchanges or in the over the counter market. When options are purchased over the counter, the Portfolio bears the risk that the counter-party that wrote the option will be unable or unwilling to perform its obligations under the option contract. Such options may also be illiquid, and in such cases, the Portfolio may have difficulty closing out its position. To read about additional information concerning this particular risk, please see “Options and Futures Risks” in “Additional Investment Risks” below.

• Privately Negotiated Options Risks: The Portfolio intends to invest in privately negotiated options. Each privately negotiated option will be based on an asset or a basket of securities selected by the Portfolio. The counterparty to each privately negotiated option will typically be a financial institution (or an affiliate of a financial institution) that is experienced in the field of alternative investments. Upon expiration or termination of a privately negotiated option, the Portfolio will be entitled to a cash payment from the counterparty if the value of the asset or basket at that time is favorable to the Portfolio in comparison to the exercise price for the privately negotiated option. As with more traditional options, privately negotiated options will allow for the use of economic leverage. Although the Portfolio will not be exposed to risk of loss in excess of its payment for a privately negotiated option, the Portfolio may incur losses that are magnified by the use of leverage and the payment of fees to the counterparty. The Portfolio will also be exposed to the risk that the counterparty is unable to pay the settlement price upon the termination or expiration of a privately negotiated option.

• Smaller Capitalization Risks: The Portfolio may invest in securities without regard to market capitalization. Investments in securities of smaller companies may be subject to more abrupt or erratic market movements then larger, more established companies, because these securities typically are traded in lower volume and issuers are more typically subject to changes in earnings and future earnings prospects.

• Credit Risk: Debt obligations are generally subject to the risk that the issuer may be unable to make principal and interest payments when they are due. There is also the risk that the securities could lose value because of a loss of confidence in the ability of the borrower to pay back debt. Non-investment grade debt—also known as “high-yield bonds” and “junk bonds”—have a higher risk of default and tend to be less liquid than higher-rated securities.

• Interest Rate Risk: Fixed income securities are subject to the risk that the securities could lose value because of interest rate changes. For example, bonds tend to decrease in value if interest rates rise. Debt obligations with longer maturities sometimes offer higher yields, but are subject to greater price shifts as a result of interest rate changes than debt obligations with shorter maturities.

• Swap Agreement Risks: The Portfolio may enter into equity, interest rate, index and currency rate swap agreements. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns earned on specific assets, such as the return on, or increase in value of, a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index. A swap contract may not be assigned without the consent of the counter-party, and may result in losses in the event of a default or bankruptcy of the counter-party.

• Non-Diversification Risk: As a non-diversified investment company the Portfolio’s assets may be invested in fewer securities than a diversified investment company. This may make the value of the Portfolio’s shares more susceptible to certain risks than shares of a diversified investment company. As a non-diversified portfolio, the Portfolio has greater potential to realize losses upon the occurrence of adverse events affecting a particular issuer.

The Merger Arbitrage - 1 Portfolio

Investment Objective

The Merger Arbitrage - 1 Portfolio seeks to achieve capital appreciation.

Principal Investment Strategies and Policies

To achieve its investment objective, the Portfolio, under normal market conditions, will invest at least 80% of its total assets in securities that allow the Portfolio to focus on investing in announced merger and acquisition transactions and in companies that may be attractive acquisition targets. The Portfolio has no policy with respect to the capitalization of issuers in which it may invest and may invest in securities of all market capitalizations (small, mid and large capitalization companies). The securities held by the Portfolio may include common and preferred stock, nonconvertible and convertible debt, options and futures contracts, privately negotiated options, and shares of investment companies.

The principal strategies to be employed by the Portfolio include:

•  Event Driven Strategies: The Portfolio may employ strategies designed to capture price movements generated by anticipated corporate events such as investing in companies involved in special situations, including, but not limited to, mergers, acquisitions, asset sales, spin-offs, balance sheet restructuring, bankruptcy and other situations.

•  Relative Value/Arbitrage Strategies: The Portfolio may employ strategies that invest both long and short in related securities or other instruments in an effort to take advantage of perceived discrepancies in the market prices for such securities. This may include:

• Merger Arbitrage — long and short positions in securities involved in an announced merger deal.

Principal Investment Risks

• Aggressive Investment Risks: The Portfolio may employ investment strategies that involve greater risks than the strategies used by typical mutual funds, including short sales (which involve the risk of an unlimited increase in the market of the security sold short, which could result in a theoretically unlimited loss), leverage and derivative transactions. Although the Portfolio uses hedged strategies, there is no assurance that hedged strategies will protect against losses or perform better than non-hedged strategies, and the Portfolio may use long only or short only strategies. The absolute return strategies employed by the Portfolio generally will emphasize hedged positions rather than non-hedged positions in securities and derivatives in an effort to protect against losses due to general movements in market prices; however, no assurance can be given that such hedging will be successful or that consistent absolute returns will be achieved.

• Arbitrage Trading Risks: The principal risk associated with the Portfolio’s arbitrage investment strategies is that the underlying relationships between securities in which the Portfolio takes investment positions may change in an adverse manner, in which case the Portfolio may realize losses.

• Distressed Securities Risks: Some of the risks involved with distressed securities include legal difficulties and negotiations with creditors and other claimants that are common when dealing with distressed companies. Because of the relative illiquidity of distressed debt and equity, short sales are difficult, and most funds are primarily long. Some relative value trades are possible, selling short one class of a distressed company’s capital structure and purchasing another. Among the many risks associated with distressed investing are the time lag between when an investment is made and when the value of the investment is realized and the legal and other monitoring costs that are involved in protecting the value of the fund’s claims.

• Smaller Capitalization Risks: The Portfolio may invest in securities without regard to market capitalization. Investments in securities of smaller companies may be subject to more abrupt or erratic market movements then larger, more established companies, because these securities typically are traded in lower volume and issuers are more typically subject to changes in earnings and future earnings prospects.

• Investments in Foreign Securities Risks: The Portfolio may invest in foreign securities and depository receipts relating to foreign securities. Investments in foreign financial markets, including developing countries, present political, regulatory and economic risks which are significant and which may differ in kind and degree from the risks presented by investments in the U.S. financial markets. These may include changes in foreign currency exchange rates or controls, greater price volatility, differences in accounting standards and policies, and in the type and nature of disclosures required to be provided by foreign issuers, substantially less liquidity, controls on foreign investment, and limitations on repatriation of invested capital. The exposure of the Portfolio to developing country financial markets may involve greater risk than the Portfolio that invests only in developed country financial markets.

• Non-Diversification Risk: As a non-diversified investment company the Portfolio’s assets may be invested in fewer securities than a diversified investment company. This may make the value of the Portfolio’s shares more susceptible to certain risks than shares of a diversified investment company. As non-diversified portfolio, the Portfolio has greater potential to realize losses upon the occurrence of adverse events affecting a particular issuer.

The Long/Short Equity - Earning Revision - 1 Portfolio

Investment Objective

The Long/Short Equity - Earnings Revision - 1 Portfolio seeks to achieve capital appreciation.

Principal Investment Strategies and Policies

To achieve its investment objective, the Portfolio, under normal market conditions, will invest at least 80% of its total assets in securities that allow the Portfolio to focus on the revisions of earnings estimates on the companies in which it invests. The Portfolio has no policy with respect to the capitalization of issuers in which it may invest and may invest in securities of all market capitalizations (small, mid and large capitalization companies). The securities held by the Portfolio may include common and preferred stock, nonconvertible and convertible debt, options and futures contracts, privately negotiated options, and shares of investment companies.

The principal strategies to be employed by the Portfolio include:

•  Market Neutral Equity Strategies: The Portfolio may employ strategies designed to exploit equity market inefficiencies, which generally involves being simultaneously invested in long and short matched equity portfolios of the same size, usually in the same market. These strategies are typically constructed to attempt to be beta neutral and attempt to control the industry, sector, market capitalization and other potential market bias exposures.

•  Long/Short Equity Strategies: The Portfolio may utilize strategies that employ long and short trading strategies applied to common stock, preferred stock and convertible securities of U.S. and foreign issuers. These strategies are typically constructed marginally net long in position, and attempt to yield a low beta (a measure of volatility) and also seek to dampen the effects of industry, sector, market capitalization and other potential bias exposures.

Principal Investment Risks

• Aggressive Investment Risks: The Portfolio may employ investment strategies that involve greater risks than the strategies used by typical mutual funds, including short sales (which involve the risk of an unlimited increase in the market of the security sold short, which could result in a theoretically unlimited loss), leverage and derivative transactions. Although the Portfolio uses hedged strategies, there is no assurance that hedged strategies will protect against losses or perform better than non-hedged strategies, and the Portfolio may use long only or short only strategies. The absolute return strategies employed by the Portfolio generally will emphasize hedged positions rather than non-hedged positions in securities and derivatives in an effort to protect against losses due to general movements in market prices; however, no assurance can be given that such hedging will be successful or that consistent absolute returns will be achieved.

• Arbitrage Trading Risks: The principal risk associated with the Portfolio’s arbitrage investment strategies is that the underlying relationships between securities in which the Portfolio takes investment positions may change in an adverse manner, in which case the Portfolio may realize losses.

• Short Sale/Put and Call Options Risks: The Portfolio may engage in various hedging practices, which by definition entail substantial risks. For example, merger arbitrage strategies generally involve purchasing the shares of an announced acquisition target company at a discount to their expected value upon completion of the acquisition. If an acquisition is called off or otherwise not completed, the Portfolio may realize losses on the shares of the target company it acquired and on its short position in the acquirer’s securities. Also, options transactions involve special risks that may make it difficult or impossible to unwind a position when the Portfolio desires.

• Derivative Securities Risks: The Portfolio may invest in derivative securities. These are financial instruments that derive their performance from the performance of an underlying asset, index, and interest rate or currency exchange rate. Derivatives can be volatile and involve various types and degrees of risks, depending upon the characteristics of a particular derivative. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in a derivative could have a large potential impact on the performance of the Portfolio. The Portfolio could experience a loss if derivatives do not perform as anticipated, or are not correlated with the performance of other investments which they are used to hedge or if the Portfolio is unable to liquidate a position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

• Smaller Capitalization Risks: The Portfolio may invest in securities without regard to market capitalization. Investments in securities of smaller companies may be subject to more abrupt or erratic market movements then larger, more established companies, because these securities typically are traded in lower volume and issuers are more typically subject to changes in earnings and future earnings prospects.

• Non-Diversification Risk: As a non-diversified investment company the Portfolio’s assets may be invested in fewer securities than a diversified investment company. This may make the value of the Portfolio’s shares more susceptible to certain risks than shares of a diversified investment company. As a non-diversified portfolio, the Portfolio has greater potential to realize losses upon the occurrence of adverse events affecting a particular issuer.

The Long/Short Equity - Momentum - 1 Portfolio

Investment Objective

The Long/Short Equity - Momentum - 1 Portfolio seeks to achieve capital appreciation.

Principal Investment Strategies and Policies

To achieve its investment objective, the Portfolio, under normal market conditions, will invest at least 80% of its total assets in securities that allow the Portfolio to focus on the relative near-term price performance of the companies in which it invests. The Portfolio has no policy with respect to the capitalization of issuers in which it may invest and may invest in securities of all market capitalizations (small, mid and large capitalization companies). The securities held by the Portfolio may include common and preferred stock, nonconvertible and convertible debt, options and futures contracts, privately negotiated options, and shares of investment companies.

The principal strategies to be employed by the Portfolio include:

•  Market or Sector Timing/Trading Strategies: The Portfolio may employ strategies designed to benefit from cyclical relationships between movement in certain market indices, sectors, security types, etc. that have demonstrated a degree of consistency and correlation to past movements similar in nature and magnitude.

•  Market Neutral Equity Strategies: The Portfolio may employ strategies designed to exploit equity market inefficiencies, which generally involves being simultaneously invested in long and short matched equity portfolios of the same size, usually in the same market. These strategies are typically constructed to attempt to be beta neutral and attempt to control the industry, sector, market capitalization and other potential market bias exposures.

•  Long/Short Equity Strategies: The Portfolio may utilize strategies that employ long and short trading strategies applied to common stock, preferred stock and convertible securities of U.S. and foreign issuers. These strategies are typically constructed marginally net long in position, and attempt to yield a low beta (a measure of volatility) and also seek to dampen the effects of industry, sector, market capitalization and other potential bias exposures.

Principal Investment Risks

• Aggressive Investment Risks: The Portfolio may employ investment strategies that involve greater risks than the strategies used by typical mutual funds, including short sales (which involve the risk of an unlimited increase in the market of the security sold short, which could result in a theoretically unlimited loss), leverage and derivative transactions. Although the Portfolio uses hedged strategies, there is no assurance that hedged strategies will protect against losses or perform better than non-hedged strategies, and the Portfolio may use long only or short only strategies. The absolute return strategies employed by the Portfolio generally will emphasize hedged positions rather than non-hedged positions in securities and derivatives in an effort to protect against losses due to general movements in market prices; however, no assurance can be given that such hedging will be successful or that consistent absolute returns will be achieved.

• Arbitrage Trading Risks: The principal risk associated with the Portfolio’s arbitrage investment strategies is that the underlying relationships between securities in which the Portfolio takes investment positions may change in an adverse manner, in which case the Portfolio may realize losses.

• Short Sale/Put and Call Options Risks: The Portfolio may engage in various hedging practices, which by definition entail substantial risks. For example, merger arbitrage strategies generally involve purchasing the shares of an announced acquisition target company at a discount to their expected value upon completion of the acquisition. If an acquisition is called off or otherwise not completed, the Portfolio may realize losses on the shares of the target company it acquired and on its short position in the acquirer’s securities. Also, options transactions involve special risks that may make it difficult or impossible to unwind a position when the Portfolio desires.

• Derivative Securities Risks: The Portfolio may invest in derivative securities. These are financial instruments that derive their performance from the performance of an underlying asset, index, and interest rate or currency exchange rate. Derivatives can be volatile and involve various types and degrees of risks, depending upon the characteristics of a particular derivative. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in a derivative could have a large potential impact on the performance of the Portfolio. The Portfolio could experience a loss if derivatives do not perform as anticipated, or are not correlated with the performance of other investments which they are used to hedge or if the Portfolio is unable to liquidate a position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

• Smaller Capitalization Risks: The Portfolio may invest in securities without regard to market capitalization. Investments in securities of smaller companies may be subject to more abrupt or erratic market movements then larger, more established companies, because these securities typically are traded in lower volume and issuers are more typically subject to changes in earnings and future earnings prospects.

• Non-Diversification Risk: As a non-diversified investment company the Portfolio’s assets may be invested in fewer securities than a diversified investment company. This may make the value of the Portfolio’s shares more susceptible to certain risks than shares of a diversified investment company. As a non-diversified portfolio, the Portfolio has greater potential to realize losses upon the occurrence of adverse events affecting a particular issuer.

The Long/Short Equity - Deep Discount Value - 1 Portfolio

Investment Objective

The Long/Short Equity - Deep Discount Value - 1 Portfolio seeks to achieve capital appreciation.

Principal Investment Strategies and Policies

To achieve its investment objective, the Portfolio, under normal market conditions, will invest at least 80% of its total assets in securities that allow the Portfolio to focus on the fundamental valuations relative to current market price of the companies in which it invests. The Portfolio has no policy with respect to the capitalization of issuers in which it may invest and may invest in securities of all market capitalizations (small, mid and large capitalization companies). The securities held by the Portfolio may include common and preferred stock, nonconvertible and convertible debt, options and futures contracts, privately negotiated options, and shares of investment companies.

The principal strategies to be employed by the Portfolio include:

•  Event Driven Strategies: The Portfolio may employ strategies designed to capture price movements generated by anticipated corporate events such as investing in companies involved in special situations, including, but not limited to, mergers, acquisitions, asset sales, spin-offs, balance sheet restructuring, bankruptcy and other situations.

•  Market or Sector Timing/Trading Strategies: The Portfolio may employ strategies designed to benefit from cyclical relationships between movement in certain market indices, sectors, security types, etc. that have demonstrated a degree of consistency and correlation to past movements similar in nature and magnitude.

•  Long/Short Equity Strategies: The Portfolio may utilize strategies that employ long and short trading strategies applied to common stock, preferred stock and convertible securities of U.S. and foreign issuers. These strategies are typically constructed marginally net long in position, and attempt to yield a low beta (a measure of volatility) and also seek to dampen the effects of industry, sector, market capitalization and other potential bias exposures.

Principal Investment Risks

• Aggressive Investment Risks: The Portfolio may employ investment strategies that involve greater risks than the strategies used by typical mutual funds, including short sales (which involve the risk of an unlimited increase in the market of the security sold short, which could result in a theoretically unlimited loss), leverage and derivative transactions. Although the Portfolio uses hedged strategies, there is no assurance that hedged strategies will protect against losses or perform better than non-hedged strategies, and the Portfolio may use long only or short only strategies. The absolute return strategies employed by the Portfolio generally will emphasize hedged positions rather than non-hedged positions in securities and derivatives in an effort to protect against losses due to general movements in market prices; however, no assurance can be given that such hedging will be successful or that consistent absolute returns will be achieved.

• Arbitrage Trading Risks: The principal risk associated with the Portfolio’s arbitrage investment strategies is that the underlying relationships between securities in which the Portfolio takes investment positions may change in an adverse manner, in which case the Portfolio may realize losses.

• Short Sale/Put and Call Options Risks: The Portfolio may engage in various hedging practices, which by definition entail substantial risks. For example, merger arbitrage strategies generally involve purchasing the shares of an announced acquisition target company at a discount to their expected value upon completion of the acquisition. If an acquisition is called off or otherwise not completed, the Portfolio may realize losses on the shares of the target company it acquired and on its short position in the acquirer’s securities. Also, options transactions involve special risks that may make it difficult or impossible to unwind a position when the Portfolio desires.

• Derivative Securities Risks: The Portfolio may invest in derivative securities. These are financial instruments that derive their performance from the performance of an underlying asset, index, and interest rate or currency exchange rate. Derivatives can be volatile and involve various types and degrees of risks, depending upon the characteristics of a particular derivative. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in a derivative could have a large potential impact on the performance of the Portfolio. The Portfolio could experience a loss if derivatives do not perform as anticipated, or are not correlated with the performance of other investments which they are used to hedge or if the Portfolio is unable to liquidate a position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

• Distressed Securities Risks: Some of the risks involved with distressed securities include legal difficulties and negotiations with creditors and other claimants that are common when dealing with distressed companies. Because of the relative illiquidity of distressed debt and equity, short sales are difficult, and most funds are primarily long. Some relative value trades are possible, selling short one class of a distressed company’s capital structure and purchasing another. Among the many risks associated with distressed investing are the time lag between when an investment is made and when the value of the investment is realized and the legal and other monitoring costs that are involved in protecting the value of the fund’s claims.

• Smaller Capitalization Risks: The Portfolio may invest in securities without regard to market capitalization. Investments in securities of smaller companies may be subject to more abrupt or erratic market movements then larger, more established companies, because these securities typically are traded in lower volume and issuers are more typically subject to changes in earnings and future earnings prospects.

• Non-Diversification Risk: As a non-diversified investment company the Portfolio’s assets may be invested in fewer securities than a diversified investment company. This may make the value of the Portfolio’s shares more susceptible to certain risks than shares of a diversified investment company. As a non-diversified portfolio, the Portfolio has greater potential to realize losses upon the occurrence of adverse events affecting a particular issuer.

The Long/Short Equity - International - 1 Portfolio

Investment Objective

The Long/Short Equity - International - 1 Portfolio seeks to achieve capital appreciation.

Principal Investment Strategies and Policies

To achieve its investment objective, the Portfolio, under normal market conditions, will invest at least 80% of its total assets in securities that allow the Portfolio to capture some of the inefficiencies in market pricing of equity securities domiciled outside the U.S. The Portfolio has no policy with respect to the capitalization of issuers in which it may invest and may invest in securities of all market capitalizations (small, mid and large capitalization companies). The securities held by the Portfolio may include common and preferred stock, nonconvertible and convertible debt, options and futures contracts, privately negotiated options, and shares of investment companies.

The principal strategies to be employed by the Portfolio include:

•  Market Neutral Equity Strategies: The Portfolio may employ strategies designed to exploit equity market inefficiencies, which generally involves being simultaneously invested in long and short matched equity portfolios of the same size, usually in the same market. These strategies are typically constructed to attempt to be beta neutral and attempt to control the industry, sector, market capitalization and other potential market bias exposures.

•  Long/Short Equity Strategies: The Portfolio may utilize strategies that employ long and short trading strategies applied to common stock, preferred stock and convertible securities of U.S. and foreign issuers. These strategies are typically constructed marginally net long in position, and attempt to yield a low beta (a measure of volatility) and also seek to dampen the effects of industry, sector, market capitalization and other potential bias exposures.

Principal Investment Risks

• Aggressive Investment Risks: The Portfolio may employ investment strategies that involve greater risks than the strategies used by typical mutual funds, including short sales (which involve the risk of an unlimited increase in the market of the security sold short, which could result in a theoretically unlimited loss), leverage and derivative transactions. Although the Portfolio uses hedged strategies, there is no assurance that hedged strategies will protect against losses or perform better than non-hedged strategies, and the Portfolio may use long only or short only strategies. The absolute return strategies employed by the Portfolio generally will emphasize hedged positions rather than non-hedged positions in securities and derivatives in an effort to protect against losses due to general movements in market prices; however, no assurance can be given that such hedging will be successful or that consistent absolute returns will be achieved.

• Arbitrage Trading Risks: The principal risk associated with the Portfolio’s arbitrage investment strategies is that the underlying relationships between securities in which the Portfolio takes investment positions may change in an adverse manner, in which case the Portfolio may realize losses.

• Short Sale/Put and Call Options Risks: The Portfolio may engage in various hedging practices, which by definition entail substantial risks. For example, merger arbitrage strategies generally involve purchasing the shares of an announced acquisition target company at a discount to their expected value upon completion of the acquisition. If an acquisition is called off or otherwise not completed, the Portfolio may realize losses on the shares of the target company it acquired and on its short position in the acquirer’s securities. Also, options transactions involve special risks that may make it difficult or impossible to unwind a position when the Portfolio desires.

• Derivative Securities Risks: The Portfolio may invest in derivative securities. These are financial instruments that derive their performance from the performance of an underlying asset, index, and interest rate or currency exchange rate. Derivatives can be volatile and involve various types and degrees of risks, depending upon the characteristics of a particular derivative. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in a derivative could have a large potential impact on the performance of the Portfolio. The Portfolio could experience a loss if derivatives do not perform as anticipated, or are not correlated with the performance of other investments which they are used to hedge or if the Portfolio is unable to liquidate a position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

• Smaller Capitalization Risks: The Portfolio may invest in securities without regard to market capitalization. Investments in securities of smaller companies may be subject to more abrupt or erratic market movements then larger, more established companies, because these securities typically are traded in lower volume and issuers are more typically subject to changes in earnings and future earnings prospects.

• Investments in Foreign Securities Risks: The Portfolio may invest in foreign securities and depository receipts relating to foreign securities. Investments in foreign financial markets, including developing countries, present political, regulatory and economic risks which are significant and which may differ in kind and degree from the risks presented by investments in the U.S. financial markets. These may include changes in foreign currency exchange rates or controls, greater price volatility, differences in accounting standards and policies, and in the type and nature of disclosures required to be provided by foreign issuers, substantially less liquidity, controls on foreign investment, and limitations on repatriation of invested capital. The exposure of a Portfolio to developing country financial markets may involve greater risk than a Portfolio that invests only in developed country financial markets.

• Non-Diversification Risk: As a non-diversified investment company the Portfolio’s assets may be invested in fewer securities than a diversified investment company. This may make the value of the Portfolio’s shares more susceptible to certain risks than shares of a diversified investment company. As a non-diversified portfolio, the Portfolio has greater potential to realize losses upon the occurrence of adverse events affecting a particular issuer.

The Long/Short Equity - Global - 1 Portfolio

Investment Objective

The Long/Short Equity - Global - 1 Portfolio seeks to achieve capital appreciation.

Principal Investment Strategies and Policies

To achieve its investment objective, the Portfolio, under normal market conditions, will invest at least 80% of its total assets in securities that allow the Portfolio to emphasize recognizing and capitalizing on trends and stock specific opportunities in the international market. The Portfolio has no policy with respect to the capitalization of issuers in which it may invest and may invest in securities of all market capitalizations (small, mid and large capitalization companies). The securities held by the Portfolio may include common and preferred stock, nonconvertible and convertible debt, options and futures contracts, privately negotiated options, and shares of investment companies.

The principal strategies to be employed by the Portfolio include:

•  Long/Short Equity Strategies: The Portfolio may utilize strategies that employ long and short trading strategies applied to common stock, preferred stock and convertible securities of U.S. and foreign issuers. These strategies are typically constructed marginally net long in position, and attempt to yield a low beta (a measure of volatility) and also seek to dampen the effects of industry, sector, market capitalization and other potential bias exposures.

•  Event Driven Strategies: The Portfolio may employ strategies designed to capture price movements generated by anticipated corporate events such as investing in companies involved in special situations, including, but not limited to, mergers, acquisitions, asset sales, spin-offs, balance sheet restructuring, bankruptcy and other situations.

Principal Investment Risks

• Aggressive Investment Risks: The Portfolio may employ investment strategies that involve greater risks than the strategies used by typical mutual funds, including short sales (which involve the risk of an unlimited increase in the market of the security sold short, which could result in a theoretically unlimited loss), leverage and derivative transactions. Although the Portfolio uses hedged strategies, there is no assurance that hedged strategies will protect against losses or perform better than non-hedged strategies, and the Portfolio may use long only or short only strategies. The absolute return strategies employed by the Portfolio generally will emphasize hedged positions rather than non-hedged positions in securities and derivatives in an effort to protect against losses due to general movements in market prices; however, no assurance can be given that such hedging will be successful or that consistent absolute returns will be achieved.

• Arbitrage Trading Risks: The principal risk associated with the Portfolio’s arbitrage investment strategies is that the underlying relationships between securities in which the Portfolio takes investment positions may change in an adverse manner, in which case the Portfolio may realize losses.

• Short Sale/Put and Call Options Risks: The Portfolio may engage in various hedging practices, which by definition entail substantial risks. For example, merger arbitrage strategies generally involve purchasing the shares of an announced acquisition target company at a discount to their expected value upon completion of the acquisition. If an acquisition is called off or otherwise not completed, the Portfolio may realize losses on the shares of the target company it acquired and on its short position in the acquirer’s securities. Also, options transactions involve special risks that may make it difficult or impossible to unwind a position when the Portfolio desires.

• Derivative Securities Risks: The Portfolio may invest in derivative securities. These are financial instruments that derive their performance from the performance of an underlying asset, index, and interest rate or currency exchange rate. Derivatives can be volatile and involve various types and degrees of risks, depending upon the characteristics of a particular derivative. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in a derivative could have a large potential impact on the performance of the Portfolio. The Portfolio could experience a loss if derivatives do not perform as anticipated, or are not correlated with the performance of other investments which they are used to hedge or if the Portfolio is unable to liquidate a position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

• Smaller Capitalization Risks: The Portfolio may invest in securities without regard to market capitalization. Investments in securities of smaller companies may be subject to more abrupt or erratic market movements then larger, more established companies, because these securities typically are traded in lower volume and issuers are more typically subject to changes in earnings and future earnings prospects.

• Investments in Foreign Securities Risks: The Portfolio may invest in foreign securities and depository receipts relating to foreign securities. Investments in foreign financial markets, including developing countries, present political, regulatory and economic risks which are significant and which may differ in kind and degree from the risks presented by investments in the U.S. financial markets. These may include changes in foreign currency exchange rates or controls, greater price volatility, differences in accounting standards and policies, and in the type and nature of disclosures required to be provided by foreign issuers, substantially less liquidity, controls on foreign investment, and limitations on repatriation of invested capital. The exposure of the Portfolio to developing country financial markets may involve greater risk than a Portfolio that invests only in developed country financial markets.

• Non-Diversification Risk: As a non-diversified investment company the Portfolio’s assets may be invested in fewer securities than a diversified investment company. This may make the value of the Portfolio’s shares more susceptible to certain risks than shares of a diversified investment company. As a non-diversified portfolio, the Portfolio has greater potential to realize losses upon the occurrence of adverse events affecting a particular issuer.

The Long/Short Equity - REIT - 1 Portfolio

Investment Objective

The Long/Short Equity - REIT - 1 Portfolio seeks to achieve capital appreciation.

Principal Investment Strategies and Policies

To achieve its investment objective, the Portfolio, under normal market conditions, will invest at least 80% of its total assets in securities that allow the Portfolio to capture some of the inefficiencies in market pricing of U.S. commercial real estate. The Portfolio has no policy with respect to the capitalization of issuers in which it may invest and may invest in securities of all market capitalizations (small, mid and large capitalization companies). The securities held by the Portfolio may include common and preferred stock, nonconvertible and convertible debt, options and futures contracts, privately negotiated options, and shares of investment companies.

The principal strategies to be employed by the Portfolio include:

•  Long/Short Equity Strategies: The Portfolio may utilize strategies that employ long and short trading strategies applied to common stock, preferred stock and convertible securities of U.S. and foreign issuers. These strategies are typically constructed marginally net long in position, and attempt to yield a low beta (a measure of volatility) and also seek to dampen the effects of industry, sector, market capitalization and other potential bias exposures.

•  Relative Value/Arbitrage Strategies: The Portfolio may employ strategies that invest both long and short in related securities or other instruments in an effort to take advantage of perceived discrepancies in the market prices for such securities. This may include:

• Pairs Trading — long and short positions in securities of different companies in the same industry.

Principal Investment Risks

• Aggressive Investment Risks: The Portfolio may employ investment strategies that involve greater risks than the strategies used by typical mutual funds, including short sales (which involve the risk of an unlimited increase in the market of the security sold short, which could result in a theoretically unlimited loss), leverage and derivative transactions. Although the Portfolio uses hedged strategies, there is no assurance that hedged strategies will protect against losses or perform better than non-hedged strategies, and the Portfolio may use long only or short only strategies. The absolute return strategies employed by the Portfolio generally will emphasize hedged positions rather than non-hedged positions in securities and derivatives in an effort to protect against losses due to general movements in market prices; however, no assurance can be given that such hedging will be successful or that consistent absolute returns will be achieved.

• Arbitrage Trading Risks: The principal risk associated with the Portfolio’s arbitrage investment strategies is that the underlying relationships between securities in which the Portfolio takes investment positions may change in an adverse manner, in which case the Portfolio may realize losses.

• Short Sale/Put and Call Options Risks: The Portfolio may engage in various hedging practices, which by definition entail substantial risks. For example, merger arbitrage strategies generally involve purchasing the shares of an announced acquisition target company at a discount to their expected value upon completion of the acquisition. If an acquisition is called off or otherwise not completed, the Portfolio may realize losses on the shares of the target company it acquired and on its short position in the acquirer’s securities. Also, options transactions involve special risks that may make it difficult or impossible to unwind a position when the Portfolio desires.

• Derivative Securities Risks: The Portfolio may invest in derivative securities. These are financial instruments that derive their performance from the performance of an underlying asset, index, and interest rate or currency exchange rate. Derivatives can be volatile and involve various types and degrees of risks, depending upon the characteristics of a particular derivative. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in a derivative could have a large potential impact on the performance of the Portfolio. The Portfolio could experience a loss if derivatives do not perform as anticipated, or are not correlated with the performance of other investments which they are used to hedge or if the Portfolio is unable to liquidate a position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

• Smaller Capitalization Risks: The Portfolio may invest in securities without regard to market capitalization. Investments in securities of smaller companies may be subject to more abrupt or erratic market movements then larger, more established companies, because these securities typically are traded in lower volume and issuers are more typically subject to changes in earnings and future earnings prospects.

• Interest Rate Risk: Fixed income securities are subject to the risk that the securities could lose value because of interest rate changes. For example, bonds tend to decrease in value if interest rates rise. Debt obligations with longer maturities sometimes offer higher yields, but are subject to greater price shifts as a result of interest rate changes than debt obligations with shorter maturities.

• Non-Diversification Risk: As a non-diversified investment company the Portfolio’s assets may be invested in fewer securities than a diversified investment company. This may make the value of the Portfolio’s shares more susceptible to certain risks than shares of a diversified investment company. As a non-diversified portfolio, the Portfolio has greater potential to realize losses upon the occurrence of adverse events affecting a particular issuer.

The Distressed Securities & Special Situations - 1 Portfolio

Investment Objective

The Distressed Securities & Special Situations - 1 Portfolio seeks to achieve capital appreciation.

Principal Investment Strategies and Policies

To achieve its investment objective, the Portfolio, under normal market conditions, will invest at least 80% of its total assets in securities that allow the Portfolio to invest in companies in financial distress. The Portfolio has no policy with respect to the capitalization of issuers in which it may invest and may invest in securities of all market capitalizations (small, mid and large capitalization companies). The securities held by the Portfolio may include common and preferred stock, nonconvertible and convertible debt, options and futures contracts, privately negotiated options, and shares of investment companies.

The principal strategies to be employed by the Portfolio include:

•  Event Driven Strategies: The Portfolio may employ strategies designed to capture price movements generated by anticipated corporate events such as investing in companies involved in special situations, including, but not limited to, mergers, acquisitions, asset sales, spin-offs, balance sheet restructuring, bankruptcy and other situations.

•  Distressed Securities Strategies: The Portfolio may employ strategies designed to invest in the debt, equity, or trade claims of companies in financial distress. Such securities typically trade at substantial discounts to par value, and may be attractive to investors when managers perceive a turnaround will materialize.

Principal Investment Risks

• Aggressive Investment Risks: The Portfolio may employ investment strategies that involve greater risks than the strategies used by typical mutual funds, including short sales (which involve the risk of an unlimited increase in the market of the security sold short, which could result in a theoretically unlimited loss), leverage and derivative transactions. Although the Portfolio uses hedged strategies, there is no assurance that hedged strategies will protect against losses or perform better than non-hedged strategies, and the Portfolio may use long only or short only strategies. The absolute return strategies employed by the Portfolio generally will emphasize hedged positions rather than non-hedged positions in securities and derivatives in an effort to protect against losses due to general movements in market prices; however, no assurance can be given that such hedging will be successful or that consistent absolute returns will be achieved.

• Arbitrage Trading Risks: The principal risk associated with the Portfolio’s arbitrage investment strategies is that the underlying relationships between securities in which the Portfolio takes investment positions may change in an adverse manner, in which case the Portfolio may realize losses.

• Short Sale/Put and Call Options Risks: The Portfolio may engage in various hedging practices, which by definition entail substantial risks. For example, merger arbitrage strategies generally involve purchasing the shares of an announced acquisition target company at a discount to their expected value upon completion of the acquisition. If an acquisition is called off or otherwise not completed, the Portfolio may realize losses on the shares of the target company it acquired and on its short position in the acquirer’s securities. Also, options transactions involve special risks that may make it difficult or impossible to unwind a position when the Portfolio desires.

• Derivative Securities Risks: The Portfolio may invest in derivative securities. These are financial instruments that derive their performance from the performance of an underlying asset, index, and interest rate or currency exchange rate. Derivatives can be volatile and involve various types and degrees of risks, depending upon the characteristics of a particular derivative. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in a derivative could have a large potential impact on the performance of the Portfolio. The Portfolio could experience a loss if derivatives do not perform as anticipated, or are not correlated with the performance of other investments which they are used to hedge or if the Portfolio is unable to liquidate a position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

• Distressed Securities Risks: Some of the risks involved with distressed securities include legal difficulties and negotiations with creditors and other claimants that are common when dealing with distressed companies. Because of the relative illiquidity of distressed debt and equity, short sales are difficult, and most funds are primarily long. Some relative value trades are possible, selling short one class of a distressed company’s capital structure and purchasing another. Among the many risks associated with distressed investing are the time lag between when an investment is made and when the value of the investment is realized and the legal and other monitoring costs that are involved in protecting the value of the fund’s claims.

• Options and Futures Risks: The Portfolio may invest in options and futures contracts. The Portfolio also may invest in so-called “synthetic options” or other derivative instruments written by broker-dealers or other financial intermediaries. Options transactions may be effected on securities exchanges or in the over the counter market. When options are purchased over the counter, the Portfolio bears the risk that the counter-party that wrote the option will be unable or unwilling to perform its obligations under the option contract. Such options may also be illiquid, and in such cases, the Portfolio may have difficulty closing out its position. To read about additional information concerning this particular risk, please see “Options and Futures Risks” in “Additional Investment Risks” below.

• Privately Negotiated Options Risks: The Portfolio intends to invest in privately negotiated options. Each privately negotiated option will be based on an asset or a basket of securities selected by the Portfolio. The counterparty to each privately negotiated option will typically be a financial institution (or an affiliate of a financial institution) that is experienced in the field of alternative investments. Upon expiration or termination of a privately negotiated option, the Portfolio will be entitled to a cash payment from the counterparty if the value of the asset or basket at that time is favorable to the Portfolio in comparison to the exercise price for the privately negotiated option. As with more traditional options, privately negotiated options will allow for the use of economic leverage. Although the Portfolio will not be exposed to risk of loss in excess of its payment for a privately negotiated option, the Portfolio may incur losses that are magnified by the use of leverage and the payment of fees to the counterparty. The Portfolio will also be exposed to the risk that the counterparty is unable to pay the settlement price upon the termination or expiration of a privately negotiated option.

• Smaller Capitalization Risks: The Portfolio may invest in securities without regard to market capitalization. Investments in securities of smaller companies may be subject to more abrupt or erratic market movements then larger, more established companies, because these securities typically are traded in lower volume and issuers are more typically subject to changes in earnings and future earnings prospects.

• Credit Risk: Debt obligations are generally subject to the risk that the issuer may be unable to make principal and interest payments when they are due. There is also the risk that the securities could lose value because of a loss of confidence in the ability of the borrower to pay back debt. Non-investment grade debt—also known as “high-yield bonds” and “junk bonds”—have a higher risk of default and tend to be less liquid than higher-rated securities.

• Interest Rate Risk: Fixed income securities are subject to the risk that the securities could lose value because of interest rate changes. For example, bonds tend to decrease in value if interest rates rise. Debt obligations with longer maturities sometimes offer higher yields, but are subject to greater price shifts as a result of interest rate changes than debt obligations with shorter maturities.

• Non-Diversification Risk: As a non-diversified investment company the Portfolio’s assets may be invested in fewer securities than a diversified investment company. This may make the value of the Portfolio’s shares more susceptible to certain risks than shares of a diversified investment company. As a non-diversified portfolio, the Portfolio has greater potential to realize losses upon the occurrence of adverse events affecting a particular issuer.

The Global Hedged Income - 1 Portfolio

Investment Objective

The Global Hedged Income - 1 Portfolio seeks to achieve current income and capital appreciation.

Principal Investment Strategies and Policies

To achieve its investment objective, the Portfolio, under normal market conditions, will invest at least 80% of its total assets in securities that allow the Portfolio to focus on investing in global securities and financial instruments, with an emphasis on sovereign fixed income securities. The Portfolio has no policy with respect to the capitalization of issuers in which it may invest and may invest in securities of all market capitalizations (small, mid and large capitalization companies). The securities held by the Portfolio may include common and preferred stock, nonconvertible and convertible debt, options and futures contracts, privately negotiated options, and shares of investment companies.

The principal strategies to be employed by the Portfolio include:

•  Market or Sector Timing/Trading Strategies: The Portfolio may employ strategies designed to benefit from cyclical relationships between movement in certain market indices, sectors, security types, etc. that have demonstrated a degree of consistency and correlation to past movements similar in nature and magnitude.

•  Fixed Income and High Yield Investment Strategies: The Portfolio may employ strategies designed to take advantage of deeply discounted debt securities of companies that appear to have significant upside potential. The Portfolio may invest in debt securities that fall below investment grade debt — commonly “junk bonds.” Additionally, the Portfolio may invest in mortgage-backed and other fixed income securities of higher credit quality, and derivative securities of traditional fixed income instruments.

Principal Investment Risks

• Aggressive Investment Risks: The Portfolio may employ investment strategies that involve greater risks than the strategies used by typical mutual funds, including short sales (which involve the risk of an unlimited increase in the market of the security sold short, which could result in a theoretically unlimited loss), leverage and derivative transactions. Although the Portfolio uses hedged strategies, there is no assurance that hedged strategies will protect against losses or perform better than non-hedged strategies, and the Portfolio may use long only or short only strategies. The absolute return strategies employed by the Portfolio generally will emphasize hedged positions rather than non-hedged positions in securities and derivatives in an effort to protect against losses due to general movements in market prices; however, no assurance can be given that such hedging will be successful or that consistent absolute returns will be achieved.

• Arbitrage Trading Risks: The principal risk associated with the Portfolio’s arbitrage investment strategies is that the underlying relationships between securities in which the Portfolio takes investment positions may change in an adverse manner, in which case the Portfolio may realize losses.

• Short Sale/Put and Call Options Risks: The Portfolio may engage in various hedging practices, which by definition entail substantial risks. For example, merger arbitrage strategies generally involve purchasing the shares of an announced acquisition target company at a discount to their expected value upon completion of the acquisition. If an acquisition is called off or otherwise not completed, the Portfolio may realize losses on the shares of the target company it acquired and on its short position in the acquirer’s securities. Also, options transactions involve special risks that may make it difficult or impossible to unwind a position when the Portfolio desires.

• Derivative Securities Risks: The Portfolio may invest in derivative securities. These are financial instruments that derive their performance from the performance of an underlying asset, index, and interest rate or currency exchange rate. Derivatives can be volatile and involve various types and degrees of risks, depending upon the characteristics of a particular derivative. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in a derivative could have a large potential impact on the performance of the Portfolio. The Portfolio could experience a loss if derivatives do not perform as anticipated, or are not correlated with the performance of other investments which they are used to hedge or if the Portfolio is unable to liquidate a position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

• Options and Futures Risks: The Portfolio may invest in options and futures contracts. The Portfolio also may invest in so-called “synthetic options” or other derivative instruments written by broker-dealers or other financial intermediaries. Options transactions may be effected on securities exchanges or in the over the counter market. When options are purchased over the counter, the Portfolio bears the risk that the counter-party that wrote the option will be unable or unwilling to perform its obligations under the option contract. Such options may also be illiquid, and in such cases, the Portfolio may have difficulty closing out its position. To read about additional information concerning this particular risk, please see “Options and Futures Risks” in “Additional Investment Risks” below.

• Privately Negotiated Options Risks: The Portfolio intends to invest in privately negotiated options. Each privately negotiated option will be based on an asset or a basket of securities selected by the Portfolio. The counterparty to each privately negotiated option will typically be a financial institution (or an affiliate of a financial institution) that is experienced in the field of alternative investments. Upon expiration or termination of a privately negotiated option, the Portfolio will be entitled to a cash payment from the counterparty if the value of the asset or basket at that time is favorable to the Portfolio in comparison to the exercise price for the privately negotiated option. As with more traditional options, privately negotiated options will allow for the use of economic leverage. Although the Portfolio will not be exposed to risk of loss in excess of its payment for a privately negotiated option, the Portfolio may incur losses that are magnified by the use of leverage and the payment of fees to the counterparty. The Portfolio will also be exposed to the risk that the counterparty is unable to pay the settlement price upon the termination or expiration of a privately negotiated option.

• Smaller Capitalization Risks: The Portfolio may invest in securities without regard to market capitalization. Investments in securities of smaller companies may be subject to more abrupt or erratic market movements then larger, more established companies, because these securities typically are traded in lower volume and issuers are more typically subject to changes in earnings and future earnings prospects.

• Credit Risk: Debt obligations are generally subject to the risk that the issuer may be unable to make principal and interest payments when they are due. There is also the risk that the securities could lose value because of a loss of confidence in the ability of the borrower to pay back debt. Non-investment grade debt—also known as “high-yield bonds” and “junk bonds”—have a higher risk of default and tend to be less liquid than higher-rated securities.

• Interest Rate Risk: Fixed income securities are subject to the risk that the securities could lose value because of interest rate changes. For example, bonds tend to decrease in value if interest rates rise. Debt obligations with longer maturities sometimes offer higher yields, but are subject to greater price shifts as a result of interest rate changes than debt obligations with shorter maturities.

• Investments in Foreign Securities Risks: The Portfolio may invest in foreign securities and depository receipts relating to foreign securities. Investments in foreign financial markets, including developing countries, present political, regulatory and economic risks which are significant and which may differ in kind and degree from the risks presented by investments in the U.S. financial markets. These may include changes in foreign currency exchange rates or controls, greater price volatility, differences in accounting standards and policies, and in the type and nature of disclosures required to be provided by foreign issuers, substantially less liquidity, controls on foreign investment, and limitations on repatriation of invested capital. The exposure of the Portfolio to developing country financial markets may involve greater risk than a Portfolio that invests only in developed country financial markets.

• Non-Diversification Risk: As a non-diversified investment company the Portfolio’s assets may be invested in fewer securities than a diversified investment company. This may make the value of the Portfolio’s shares more susceptible to certain risks than shares of a diversified investment company. As a non-diversified portfolio, the Portfolio has greater potential to realize losses upon the occurrence of adverse events affecting a particular issuer.

The Long/Short Equity - Healthcare/Biotech - 1 Portfolio

Investment Objective

The Long/Short Equity - Healthcare/Biotech - 1 Portfolio seeks to achieve capital appreciation.

Principal Investment Strategies and Policies

To achieve its investment objective, the Portfolio, under normal market conditions, will invest at least 80% of its total assets in equities of industry groups within the healthcare sector. The Portfolio has no policy with respect to the capitalization of issuers in which it may invest and may invest in securities of all market capitalizations (small, mid and large capitalization companies). The securities held by the Portfolio may include common and preferred stock, nonconvertible and convertible debt, options and futures contracts, privately negotiated options, and shares of investment companies.

The principal strategies to be employed by the Portfolio include:

•  Market Neutral Equity Strategies: The Portfolio may employ strategies designed to exploit equity market inefficiencies, which generally involves being simultaneously invested in long and short matched equity portfolios of the same size, usually in the same market. These strategies are typically constructed to attempt to be beta neutral and attempt to control the industry, sector, market capitalization and other potential market bias exposures.

•  Long/Short Equity Strategies: The Portfolio may utilize strategies that employ long and short trading strategies applied to common stock, preferred stock and convertible securities of U.S. and foreign issuers. These strategies are typically constructed marginally net long in position, and attempt to yield a low beta (a measure of volatility) and also seek to dampen the effects of industry, sector, market capitalization and other potential bias exposures.

Principal Investment Risks

• Aggressive Investment Risks: The Portfolio may employ investment strategies that involve greater risks than the strategies used by typical mutual funds, including short sales (which involve the risk of an unlimited increase in the market of the security sold short, which could result in a theoretically unlimited loss), leverage and derivative transactions. Although the Portfolio uses hedged strategies, there is no assurance that hedged strategies will protect against losses or perform better than non-hedged strategies, and the Portfolio may use long only or short only strategies. The absolute return strategies employed by the Portfolio generally will emphasize hedged positions rather than non-hedged positions in securities and derivatives in an effort to protect against losses due to general movements in market prices; however, no assurance can be given that such hedging will be successful or that consistent absolute returns will be achieved.

• Arbitrage Trading Risks: The principal risk associated with the Portfolio’s arbitrage investment strategies is that the underlying relationships between securities in which the Portfolio takes investment positions may change in an adverse manner, in which case the Portfolio may realize losses.

• Short Sale/Put and Call Options Risks: The Portfolio may engage in various hedging practices, which by definition entail substantial risks. For example, merger arbitrage strategies generally involve purchasing the shares of an announced acquisition target company at a discount to their expected value upon completion of the acquisition. If an acquisition is called off or otherwise not completed, the Portfolio may realize losses on the shares of the target company it acquired and on its short position in the acquirer’s securities. Also, options transactions involve special risks that may make it difficult or impossible to unwind a position when the Portfolio desires.

• Derivative Securities Risks: The Portfolio may invest in derivative securities. These are financial instruments that derive their performance from the performance of an underlying asset, index, and interest rate or currency exchange rate. Derivatives can be volatile and involve various types and degrees of risks, depending upon the characteristics of a particular derivative. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in a derivative could have a large potential impact on the performance of the Portfolio. The Portfolio could experience a loss if derivatives do not perform as anticipated, or are not correlated with the performance of other investments which they are used to hedge or if the Portfolio is unable to liquidate a position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

• Smaller Capitalization Risks: The Portfolio may invest in securities without regard to market capitalization. Investments in securities of smaller companies may be subject to more abrupt or erratic market movements then larger, more established companies, because these securities typically are traded in lower volume and issuers are more typically subject to changes in earnings and future earnings prospects.

• Non-Diversification Risk: As a non-diversified investment company the Portfolio’s assets may be invested in fewer securities than a diversified investment company. This may make the value of the Portfolio’s shares more susceptible to certain risks than shares of a diversified investment company. As a non-diversified portfolio, the Portfolio has greater potential to realize losses upon the occurrence of adverse events affecting a particular issuer.

2. Staff Comment: In the “Investment Sub-Advisors” section, the disclosure under each sub-advisor needs to include the portfolio to which they are a sub-advisor.

Response: The Trust responds by revising the disclosure as follows:

Alpha Equity Management LLC

The Advisor has entered into a sub-advisory agreement with Alpha Equity Management LLC (“Alpha Equity”), to manage a portion of the Long/Short Equity - REIT Portfolio. Alpha Equity is located at Alpha Equity Management LLC, 19A Ensign Drive, Avon, Connecticut 06001, and is a registered investment advisor. Alpha Equity provides investment advice and portfolio management services to individually managed accounts for high net worth and institutional investors. As of June 30, 2006, Alpha Equity managed approximately $113 million in assets.

CapitalWorks Investment Partners, LLC

The Advisor has entered into a sub-advisory agreement with CapitalWorks Investment Partners, LLC (“CapitalWorks”), to manage a portion of the Convertible Bond Arbitrage - 1 Portfolio. CapitalWorks is located at 402 West Broadway, 25th Floor, San Diego, California 92101, and is a registered investment advisor. CapitalWorks provides investment advice and portfolio management services to individually managed accounts for high net worth individuals, investment companies, pension and profit sharing plans, pooled investment vehicles, and charitable organizations. As of June 30, 2006, CapitalWorks managed approximately $702 million in assets.

Copernicus International, LLC

The Advisor has entered into a sub-advisory agreement with Copernicus International, LLC (“Copernicus”), to manage a portion of the Long/Short Equity - International - 1 Portfolio. Copernicus is located at 19A Ensign Drive, Avon, CT 06001, and is a registered investment advisor. Copernicus provides investment advice and portfolio management services to individually managed accounts for high net worth individuals and institutional investors. As of June 30, 2006, Copernicus managed approximately $113 million in assets.

Gabelli Asset Management Company

The Advisor has entered into a sub-advisory agreement with Gabelli Asset Management Company (“Gabelli”), to manage a portion of the Merger Arbitrage - 1 Portfolio. Gabelli is located at Gabelli Asset Management Company, One Corporate Center, Rye, New York 10580, and is a registered investment advisor, Gabelli provides investment advice, management services and portfolio management services to individually managed accounts for high net worth individuals, investment companies, pension and profit sharing plans, pooled investment vehicles, other corporate entities, and state and municipal governments. As of June 30, 2006, Gabelli and its affiliates managed approximately $21 billion in assets.

G2 Capital Management, LLC

The Advisor has entered into a sub-advisory agreement with G2 Capital Management, LLC (“G2”), to manage a portion of the Long/Short Equity - Deep Discount Value - 1 Portfolio. G2 is located at G2 Capital Management, LLC, 7777 Girard Avenue, Suite 200, La Jolla, California 92037, and is a registered investment advisor. G2 provides investment advice and portfolio management services to individually managed accounts for high net worth individuals, family offices, and institutional fund of funds. As of June 30, 2006, G2 managed approximately $16 million in assets.

Hovan Capital Management, LLC

The Advisor has entered into a sub-advisory agreement with Hovan Capital Management, LLC (“Hovan”), to manage a portion of the Long/Short Equity - Healthcare/Biotech - 1 Portfolio. Hovan is located at 81 Beach Road, Belvedere, CA, 94920, and is a registered investment advisor. Hovan provides investment advice and portfolio management services to individually managed accounts for high net worth individuals, institutional investors and separate accounts. As of June 30, 2006, Hovan managed approximately $26 million in assets.

Quattro Global Capital, LLC

The Advisor has entered into a sub-advisory agreement with Quattro Global Capital, LLC (“Quattro”), to manage a portion of the Distressed Securities & Special Situations - 1 Portfolio. Quattro is located at 546 Fifth Avenue, 19th Floor, New York, New York 10036, and is a registered investment advisor. Quattro provides investment advice and portfolio management services to individually managed accounts for high net worth individual and institutional investors. As of June 30, 2006, Quattro managed approximately $900 million in assets.

Schultze Asset Management, LLC

The Advisor has entered into a sub-advisory agreement with Schultze Asset Management, LLC (“Schultze”), to manage a portion of the Distressed Securities & Special Situations - 1 Portfolio. Schultze is located at 3000 Westchester Avenue, Purchase, New York 10577, and is a registered investment advisor. Schultze provides investment advice and portfolio management services to individually managed accounts for high net worth individuals, investment companies, pension and profit sharing plans, and charitable organizations. As of June 30, 2006, Schultze managed approximately $435 million in assets.

Seagate Global Advisors, LLC

The Advisor has entered into a sub-advisory agreement with Seagate Global Advisors, LLC (“Seagate”), to manage a portion of the Global Hedged Income - 1 Portfolio. Seagate is located at 119 W. Torrance Boulevard, Suite 2, Redondo Beach, California 90277, and is a registered investment advisor. Seagate provides investment advice and portfolio management services to individually managed accounts for high net worth individuals, family offices and institutional investors. As of June 30, 2006, Seagate managed approximately $98 million in assets.

Smith Breeden Associates, Inc.

The Advisor has entered into a sub-advisory agreement with Smith Breeden Associates, Inc. (“Smith Breeden”), to manage a portion of the Fixed Income Arbitrage - 1 Portfolio. Smith Breeden is located at 100 Europa Drive, Suite 200, Chapel Hill, North Carolina 27517, and is a registered investment advisor. Smith Breeden provides investment advice, management services and portfolio management services to individually managed accounts for high net worth individuals, banking and thrift institutions, investment companies, pension and profit sharing plans, pooled investment vehicles, charitable organizations, other corporate entities, state and municipal governments, and other endowments and foundations. As of June 30, 2006, Smith Breeden managed approximately $28 billion in assets.

Sunnymeath Asset Management, Inc.

The Advisor has entered into a sub-advisory agreement with Sunnymeath Asset Management, Inc. (“Sunnymeath”), to manage a portion of the Long/Short Equity - Deep Discount Value - 1 Portfolio. Sunnymeath is located at 1070 Ocean Avenue, Sea Bright, NJ 07760, and is a registered investment advisor. Sunnymeath provides investment advice and portfolio management services to individually managed accounts for high net worth individuals, institutional investors and separate accounts. As of June 30, 2006, Sunnymeath managed approximately $53 million in assets.

Twin Capital Management, Inc.

The Advisor has entered into a sub-advisory agreement with Twin Capital Management, Inc. (“Twin Capital”), to manage a portion of the Long/Short Equity - Momentum - 1 Portfolio. Twin Capital is located at 3244 Washington Road, Suite 202, McMurray, Pennsylvania 15317, and is a registered investment advisor. Twin Capital provides investment advice, management services and portfolio management services to individually managed accounts for high net worth individuals, investment companies, pension and profit sharing plans, pooled investment vehicles, other corporate entities, and state and municipal governments. As of June 30, 2006, Twin Capital managed approximately $526 million in assets.

Venus Capital Management, Inc.

The Advisor has entered into a sub-advisory agreement with Venus Capital Management, Inc. (“Venus”), to manage a portion of the Long/Short Equity - Global - 1 Portfolio. Venus is located at 99 Summer Street, Suite M100, Boston, MA 02110, and is a registered investment advisor. Venus provides investment advice and portfolio management services to individually managed accounts for high net worth individuals, institutional investors, separate accounts and pension plans. As of June 30, 2006, Venus managed approximately $135 million in assets.

Weiss, Peck & Greer Investments, a division of Robeco USA, LLC

The Advisor has entered into a sub-advisory agreement with Weiss, Peck & Greer Investments, a division of Robeco, LLC (“WPG”), to manage a portion of the Distressed Securities & Special Situations - 1 Portfolio. WPG is located at 909 Third Avenue, 32nd Floor, New York, New York 10022, and is a registered investment advisor. WPG provides investment advice and portfolio management services to individually managed accounts for high net worth individual and institutional investors. As of June 30, 2006, WPG managed approximately $26 billion in assets.

Zacks Investment Management, Inc.

The Advisor has entered into a sub-advisory agreement with Zacks Investment Management, Inc. (“Zacks”), to manage a portion of the Long/Short Equity - Earnings Revision - 1 Portfolio. Zacks is located at 155 North Wacker Drive, Suite 250, Chicago, Illinois 60606, and is a registered investment advisor. Zacks provides investment advice, management services and portfolio management services to individually managed accounts for individuals, high net worth individuals, banking or thrift institutions, investment companies, pension and profit sharing plans, and pooled investment vehicles. As of June 30, 2006, Zacks managed approximately $750 million in assets.

3. Staff Comment: In the “Portfolio Managers” section, the discussion needs to be made plural, as it covers multiple portfolios.

Response: The Trust responds by revising the disclosure as follows:

Lee W. Schultheis has been the Chief Executive Officer, Chief Investment Officer and Managing Member of the Advisor since 2002. Prior to organizing the Advisor, Mr. Schultheis was Chief Operating Officer of Kinetics Asset Management, Inc. and President of Kinetics Funds Distributor, Inc. from 1999 - 2002. From 1995 to 1999, Mr. Schultheis was Managing Director and President of Vista Funds Distributor, Inc. Mr. Schultheis has more than 20 years of investment industry experience. Mr. Schultheis received a Bachelor of Science degree from Cornell University. While the Portfolios are team managed, Mr. Schultheis may, in certain circumstances, override decisions made by the other portfolio managers.

Trust Advisors LLC (an affiliate of AIP and the Portfolio Research Consultant to the Portfolios)
Mr. Mark R. Tonucci co-founded and has been a Managing Director of Trust Advisors LLC since 1989. Mr. Tonucci has more than 30 years experience in the investment management, mutual fund and trust industries. Mr. Tonucci holds a B.A. from Southern Connecticut State University and an MBA in Financial and Economics from the University of New Haven. Prior to forming Trust Advisors, Mr. Tonucci was a senior vice president at Evaluation Associates where he worked to develop an investment management practice to service the institutional market.

Statement of Additional Information (“SAI”)

4. Staff Comment: Please remove the description of Joyce Montgomery’s former jobs. If she was retired, that should be the only thing described.

Response: The Trust responds by revising the disclosure as follows:
Joyce P. Montgomery Rocklin (55) 701 Westchester Avenue, Suite 312-W White Plains, NY 10604	Trustee	Indefinite Term since 2002	Vice President, JES Promotions (2003 to Present); Retired (2000 - 2003).	Two	None

5. Staff Comment: In the “Board Approval of Investment Advisory & Sub-Advisory Agreements” the Advisory Agreement discussion of factors needs to be separate from the Sub-Advisory Agreements discussion of factors. Additionally, in the performance discussion, the portfolios have no historical performance, only the top-tier fund can be referenced. In the cost of services paragraph, please define what is meant by “expenses are in line.”

Response: The Trust responds by revising the disclosure as follows:

At its meeting on March 27, 2006, the Trustees, including the Trustees who are not "interested persons" (as defined in the Investment Company Act of 1940) (the “Board”) voted to approve the proposed investment ad-visory agreement between the Trust and Alternative Investment Partners, LLC (the “Advisory Agreement”). In connection with its approval of the Advi-sory Agreement, the Board considered the following factors:

➢	The nature, extent and quality of the services provided by Alternative Investment Partners and the sub-advisors;

➢	The historic investment performance of the Alpha Hedged Strategies Fund both on an absolute basis and on a relative basis in comparison to its peers; and

➢	The reasonableness of the cost of the services to be provided by Alternative Investment Partners and the sub-advisors.

In connection with the Advisory Agreement approval process, the Board was provided with comparative information to aid in their decision-making. This information included reports prepared by US Bancorp Fund Services, LLC, the Trust's Administrative Services Agent (the “Fund Administrator”), which compared the historic advisory fees, the total operating expenses and the performance of the Alpha Hedged Strategies Fund (“Alpha”) to a peer group of funds. The Board also re-ceived a memorandum from Fund legal counsel summarizing the responsibilities of the Board and the Independent Trustees under the Investment Company Act of 1940 in re-viewing advisory contracts.

Nature, Extent and Quality of Services. At each quarterly meeting of the Board of Trustees, management presents information describing the services furnished to the Portfolios by Alternative Investment Partners and the sub-advisors under the current advisory and sub-advisory agreements including, reports on the investment management, portfolio trading and compliance functions per-formed by Alternative Investment Partners and the sub-advisors under the existing advisory and sub-advisory agreements.

The Board evaluated these factors based on their own direct experience with the Advisor and in consultation with their counsel in executive session. The Board concluded that the nature and extent of the services to be provided was reasonable and appropriate in relation to the advisory fee, that the level of services provided by the Advisor had not diminished over the past year and that the quality of service continued to be high. The Board reviewed the personnel responsible for providing services to the Portfolios and concluded, based on their experience and interaction with the Advisor, that (i) the Advisor was able to retain quality personnel, including the sub-advisors and Trust Advisors LLC (the “Research Consultant”), (ii) the Advisor exhibited a high level of diligence and attention to detail in carrying out its responsibilities under the Advisory Agreement, (iii) the Advisor was very responsive to the requests of the Trustees (iv) the Advisor has consistently kept the Board apprised of developments relating to the Fund and the industry in general and (v) the Advisor continues to demonstrate the ability to grow the Portfolios.

Investment Performance. The Portfolios had not commenced investment operation as of the date hereof, therefore, the Board reviewed the investment performance of Alpha, both on an absolute basis and as compared to its peer group. Alpha’s historic performance against its peer group was used by the Board to provide an objective comparative benchmark against which Alpha’s performance could be assessed. However, the Advisor noted that Alpha offers a unique product and therefore the peer group does not mirror Alpha in whole. The Advisor will continue to refine the comparative data and monitor the marketplace for more comparable products. The Board considered these comparisons helpful in their assessment as to whether the Advisor was obtaining for Alpha’s shareholders and would obtain for the Portfolio’s shareholders in the future, the total return performance that was available in the marketplace given Alpha’s investment objectives, strategies limitations and restrictions.

Cost of Services. The Board also reviewed informa-tion prepared by the Fund Administrator comparing the contractual advisory fees of Alpha, prior to conversion to the fund-of fund structure, with a peer group of funds, and comparing Alpha's overall expense ratio to the expense ratios of a peer group of funds, both before and after fee waivers and expense reimburse-ment. The Board also reviewed the proposed expense structure for the Underlying Funds, as the Portfolios had not yet commenced operations. The Advisor noted that the sub-advisory and research consultant fees are paid out of the Advisor’s fee. The Board also reviewed information regarding ex-penses presented by management, which showed that overall expenses of Alpha and the Portfolios. Based on this information, the Board concluded that Alpha's expenses are slightly higher than its peers, but acceptable, due to the complex nature of Alpha and that management of Alternative Investment Partners is doing a credible job of effectively managing expenses, notwithstanding that Alpha's relative small net assets presents challenges given the lack of the ability to spread fixed costs and minimum fees, such as fund accounting fees, auditing fees, legal fees, transfer agent fees, custody fees, etc., over a larger base of assets.

Based on the above materials and determinations, the Board approved the Advisory Agreement.

Board Approval of Sub-Advisory Agreements

Each of the Sub-Advisory Agreements provide that the Sub-Advisor will formulate and implement a continuous investment program for the Portfolio in accordance with each Portfolio’s objective, policies and limitations and any investment guidelines established by the Advisor. Each Sub-Advisor will, subject to the supervision and control of the Advisor, determine in its discretion which issuers and securities will be purchased, held, sold or exchanged by each Portfolio, and will place orders with and give instruction to brokers and dealers to cause the execution of such transactions. Each Sub-Advisor is required to furnish at its own expense all investment facilities necessary to perform its obligations under the Sub-Advisor Agreements.

Each Sub-Advisory Agreement will continue in effect from year to year, provided it is approved at least annually by a vote of the majority of the Trustees, where applicable, who are not parties to the agreement or interested persons of any such party, cast in person at a meeting specifically called for the purpose of voting on such approval. Each Sub-Advisor Agreement may be terminated without penalty at any time by the Advisor or the Sub-Advisor on 60 days’ written notice, and will automatically terminate in the event of its “assignment” (as that term is defined in the 1940 Act).

At its meeting on March 27, 2006, the Trustees, including the Trustees who are not "interested persons" (as defined in the Investment Company Act of 1940) (the "Board") voted to approve the amended sub-advisory agreements among the Trust, Alternative Investment Partners, LLC and each sub-advisor (the "Sub-advisory Agreements"). In connection with its approval of the Sub-advisory Agreements, the Board considered the following factors: (a) the nature and quality of the services and personnel provided by each Sub-Advisor to the appropriate Portfolio; (b) the appropriateness of the fees paid by the Advisor to each Sub-Advisor; (c) the proposed nature of the investments; (d) the Advisor’s performance in selecting and monitoring the Sub-Advisors; (e) the reputation and investment management expertise and experience of the Sub-Advisors; and (f) the fact that that Advisor and the Trust had applied for and/or received an exemptive order that allows the Advisor and the Trust to change Sub-Advisors without shareholder approval, among other things.

6. Staff Comment: In the “Compensation Structure and Methods” paragraph a table describing each portfolio managers’ compensation needs to be inserted.

Response: The Trust responds by adding the following disclosure:

AIP
The compensation of the portfolio manager includes a fixed annual salary and equity ownership of the Advisor. Compensation levels, including base salary are contractually fixed with the investment advisor.

Trust Advisors
The compensation of the portfolio managers includes a fixed annual fee. Compensation levels, including this fee are contractually fixed with the investment advisor.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (914) 761-7603.

Very truly yours,

/s/ Kristina Labermeier

Kristina Labermeier

In connection with this response to the Staff’s comments, the Trust on behalf of the Fund hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A Registration Statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the Registration Statement;

(2)	The Trust acknowledges that the Fund is not relieved of its responsibility for adequate and accurate disclosure in the Registration Statement; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in an action by the Commission or any securities-related litigation against the Fund.

/s/ Kristina Labermeier

Kristina Labermeier
Secretary
Underlying Funds Trust